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Exhibit 99.4

NOTICE TO NON-REGISTERED SHAREHOLDERS

TO RECEIVE 2004 QUARTERLY REPORTS

Decoma International Inc. maintains a Supplemental Mailing List which includes the names of shareholders whose shares are registered in the name of a broker, bank or other intermediary rather than in their own names. Decoma mails quarterly reports directly to such non-registered shareholders on the Supplemental Mailing List. This List is in addition to, and separate from, the Registered Shareholder Mailing List maintained by Decoma's Registrar and Transfer Agent.

Our Supplemental Mailing List is re-created annually. If you are a non-registered shareholder and wish to be added to our Supplemental Mailing List so as to receive quarterly reports, please complete the reply section below and return this Notice with your completed proxy, or separately, to the address noted below.

Registered shareholders will continue to receive quarterly report mailings and need not reply.

Non-registered shareholders who wish to receive Decoma's 2004 mailings should send their address information as set out below, to:

Via Mail:	Via Fax:	Via Email:
Betty-Ann Jarzab Decoma International Inc. 50 Casmir Court Concord, ON, Canada L4K 4J5	Betty-Ann Jarzab Fax: (905) 669-5532	info@decoma.com

PLEASE COMPLETE AND RETURN THIS FORM

...

April 5, 2004

To receive quarterly financial material from Decoma International Inc. (CUSIP 24359C 10 0), please PRINT your name and address in the space below and return this notice to Decoma.

NAME OF NON-REGISTERED SHAREHOLDER

MAILING ADDRESS

Postal Code/Zip Code
SIGNATURE

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NOTICE TO NON-REGISTERED SHAREHOLDERS TO RECEIVE 2004 QUARTERLY REPORTS